UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Arqit Quantum Inc.
(Name of Issuer)

Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G0567U101
(CUSIP Number)

Heritage Assets SCSp c/o Heritage Services SAM 7 rue du Gabian - 98000 Monaco Attention: Cristina Levis +377 97 97 63 19
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G0567U101

1.	NAME OF REPORTING PERSON
Heritage Assets SCSp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
8,044,049
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
8,044,049
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,044,049
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 120,073,430 ordinary shares issued and outstanding as of October 6, 2021, as reported in the Issuer’s Registration Statement on Form F-1 filed on October 12, 2021 with the Securities and Exchange Commission (the “SEC”).

CUSIP No.: G0567U101

1.	NAME OF REPORTING PERSON
M Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
8,044,049
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
8,044,049
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,044,049
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 120,073,430 ordinary shares issued and outstanding as of October 6, 2021, as reported in the Issuer’s Registration Statement on Form F-1 filed on October 12, 2021 with the SEC.

CUSIP No.: G0567U101

1.	NAME OF REPORTING PERSON
Manfredi Lefebvre d’Ovidio
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Italian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
8,044,049
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
8,044,049
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,044,049
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based on 120,073,430 ordinary shares issued and outstanding as of October 6, 2021, as reported in the Issuer’s Registration Statement on Form F-1 filed on October 12, 2021 with the SEC.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed by Heritage Assets SCSp (“Heritage Assets”), a Luxembourg company, M Management S.A., a Luxembourg company (“M Management”), and Manfredi Lefebvre d’Ovidio, an Italian citizen (collectively, the “Reporting Persons”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Arqit Quantum Inc., a Cayman Islands exempted limited liability company (the “Issuer”), to amend the Schedule 13D filed by the Reporting Persons on September 14, 2021 (the “Schedule 13D”).

ITEM 1.	Security and Issuer.

No material changes.

ITEM 2.	Identity and Background.

No material changes.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended by adding the following as the penultimate paragraph thereof:

“On November 26, 2021, Heritage Assets sold 50,000 Ordinary Shares to each of Garth Ritchie and Cristina Levis at a price of $10.00 per Ordinary Share and transferred 48,105 Ordinary Shares to each of Garth Ritchie and Cristina Levis for no consideration, in each case, in a private placement. On November 29, 2021, Heritage Assets sold 400,000 Ordinary Shares to Carlo Calabria at a price of $10.00 per Ordinary Share and transferred 384,837 Ordinary Shares to Carlo Calabria for no consideration, in each case, in a private placement.”

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the information in Item 3 of this Amendment No. 1.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

“(a), (b) The responses of the Reporting Person with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 6.7% of the outstanding Ordinary Shares. Calculations of the percentage of the shares of Ordinary Shares beneficially owned is based on 120,073,430 Ordinary Shares outstanding as of October 6, 2021.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Ordinary Shares during the sixty days prior to the date of filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.”

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

No material changes.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement, dated as of September 13, 2021, by and among Heritage Assets, M Management and Manfredi Lefebvre d’Ovidio (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed on September 14, 2021).

1	Form of Subscription Agreement by and among the Issuer, Centricus and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-4 (File No. 333-256591) filed on July 29, 2021).

2	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-4 (File No. 333-256591) filed on July 29, 2021).

3	Form of Registration Rights Agreement by and among the Issuer and the shareholders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form F-4 filed on July 29, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2021	HERITAGE ASSETS SCSp

	By:	M Management S.A.
	Its:	Manager

	By:	/s/ Manfredi Lefebvre d’Ovidio
	Name:	Manfredi Lefebvre d’Ovidio
	Title:	Director

Dated: December 8, 2021	M MANAGEMENT S.A.

	By:	/s/ Manfredi Lefebvre d’Ovidio
	Name:	Manfredi Lefebvre d’Ovidio
	Title:	Director
Dated: December 8, 2021
/s/ Manfredi Lefebvre d’Ovidio
Manfredi Lefebvre d’Ovidio